Filed Pursuant to Rule 433

Registration Statement No. 333-285508

CAPPED NOTES WITH ABSOLUTE RETURN BUFFER

Capped Notes with Absolute Return Buffer Linked to the S&P 500® Index
Issuer	Bank of Montreal (“BMO”). References on this page to “we,” “us” or “our” mean BMO.
Principal Amount	$10.00 per unit
Term	Approximately 14 months
Market Measure	The S&P 500® Index (Bloomberg symbol: “SPX”)
Payout Profile at Maturity

•  1-to-1 upside exposure to increases in the Market Measure, subject to the Capped Value

• A positive return equal to the absolute value of the percentage decline in the level of the Market Measure only if the Market Measure does not decline by more than [5.00% to 9.00%] (e.g., if the negative return of the Market Measure is -5.00%, you will receive a positive return of +5.00%)

• 1-to-1 downside exposure to decreases in the Market Measure beyond a [5.00% to 9.00%] decline, with up to [95.00% to 91.00%] of your principal at risk

Threshold Value	[95.00% to 91.00%] of the Starting Value of the Market Measure, to be determined on the pricing date
Capped Value	$11.00 per unit, a return of 10.00% over the principal amount
Participation Rate	100%
Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/927971/000121465925013396/b827251424b2.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•	Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
•	The notes do not pay interest, and any return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.
•	Any positive return on the notes is limited. The notes provide for a positive return if the level of the Market Measure increases or does not decrease by more than [5.00% to 9.00%]. However, any positive return on the notes based on the appreciation of the Market Measure will be limited to the return represented by the Capped Value. In addition, the absolute value return feature applies only if the Ending Value is less than the Starting Value but greater than or equal to the Threshold Value. Because the Threshold Value will be [95.00% to 91.00%] of the Starting Value, any positive return due to the depreciation of the Market Measure will be limited to [5.00% to 9.00%]. The actual Threshold Value, and by extension, the cap on the positive return due to the depreciation of the Market Measure, will be determined on the pricing date. Any decline in the Ending Value from the Starting Value by more than [5.00% to 9.00%] will result in a loss, rather than a positive return, on the notes.
•	Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the
•	value of the notes.
•	The initial estimated value of the notes on the pricing date, based on our proprietary pricing models, will be less than the public offering price because costs associated with offering, structuring and hedging the notes are included in the public offering price, but are not included in the initial estimated value.
•	To determine the terms of the notes, we use an internal funding rate that represents a discount from the credit spreads for our conventional fixed-rate debt. As a result, the terms of the notes are less favorable to you than if we had used a higher funding rate.
•	The initial estimated value of the notes is not an indication of the price, if any, at which we, BofAS or any of our respective affiliates or any other person may be willing to buy the notes from you in the secondary market (if any).
•	A trading market is not expected to develop for the notes.
•	Our business, hedging and trading activities, and those of MLPF&S, BofAS and our respective affiliates (including trading in shares of companies included in the Market Measure), and any hedging and trading activities we, MLPF&S, BofAS or our respective affiliates engage in for our clients’ accounts, may adversely affect the market value of and return on the notes and may create conflicts of interest with you.
•	There may be potential conflicts of interest involving the calculation agents, one of which is our affiliate and one of which is BofAS.
•	The Market Measure sponsor may adjust the Market Measure in a way that affects its level, and has no obligation to consider your interests.
•	You will have no rights of a holder of the securities included in the Market Measure, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.
•	While we, MLPF&S, BofAS or our respective affiliates may from time to time own securities of companies included in the Market Measure, except to the extent that shares of Bank of America Corporation, the parent corporation of MLPF&S and BofAS, are included in the Market Measure, we, MLPF&S, BofAS and our respective affiliates do not control any company included in the Market Measure, and have not verified any disclosure made by any other company.
•	The U.S. federal income tax consequences of an investment in the notes are unclear.
•	The notes are subject to small-capitalization companies risk with respect to the Market Measure.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)). The graph and the table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the Notes
-100.00%	$0.70	-93.00%
-50.00%	$5.70	-43.00%
-40.00%	$6.70	-33.00%
-30.00%	$7.70	-23.00%
-20.00%	$8.70	-13.00%
-10.00%	$9.70	-3.00%
-7.00%(1)	$10.70(2)	7.00%
-5.00%	$10.50	5.00%
-2.50%	$10.25	2.50%
0.00%	$10.00	0.00%
2.50%	$10.25	2.50%
5.00%	$10.50	5.00%
10.00%	$11.00(3)	10.00%
20.00%	$11.00	10.00%
30.00%	$11.00	10.00%
40.00%	$11.00	10.00%
50.00%	$11.00	10.00%
60.00%	$11.00	10.00%

(1)	This hypothetical percentage change corresponds to the Threshold Value.
(2)	Any positive return based on the depreciation of the Market Measure is limited by the hypothetical Threshold Value.
(3)	Any positive return based on the appreciation of the Market Measure cannot exceed the return represented by the Capped Value.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this document relates. Before you invest, you should read the prospectus in that registration statement and the other documents that the Issuer has filed with the SEC for more complete information about us and this offering. You may obtain these documents free of charge by visiting the SEC’s website at http://www.sec.gov. Alternatively, the Issuer will arrange to send to you the prospectus (as supplemented by the prospectus supplement) if you request it by calling the Issuer’s agent toll-free at 1-877-369-5412.